Exhibit 12.1

ONEBEACON INSURANCE GROUP, LTD.
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
($ in millions except ratios)

	Three Months Ended	Year Ended December 31,
	March 31, 2014	2013	2012	2011	2010	2009
Consolidated pre-tax income (loss) from continuing operations before equity in earnings of affiliates and discontinued operations	$54.4	$181.3	$105.9	$119.7	$175.4	$491.9
Interest expense on debt	3.2	13.0	16.9	20.5	29.6	39.7
Interest portion of rental expense	0.9	3.8	3.6	4.9	7.5	7.3
Earnings (loss)	$58.5	$198.1	$126.4	$145.1	$212.5	$538.9
Earnings (loss) including dividends on preferred stock	$58.5	$198.1	$126.4	$145.1	$212.5	$538.9

Interest expense on debt	3.2	13.0	16.9	20.5	29.6	39.7
Interest portion of rental expense(1)	0.9	3.8	3.6	4.9	7.5	7.3
Fixed charges	$4.1	$16.8	$20.5	$25.4	$37.1	$47.0
Combined fixed charges and preferred stock dividends	$4.1	$16.8	$20.5	$25.4	$37.1	$47.0

Ratio of earnings to fixed charges	14.3	11.8	6.2	5.7	5.7	11.5
Ratio of earnings to combined fixed charges and preferred stock dividends	14.3	11.8	6.2	5.7	5.7	11.5

(1)	The estimate of the interest portion of rental expense is calculated as one-third of total rental expense for the period, which approximates the interest component of operating leases.